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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 4

                                       TO

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                            SIMULATION SCIENCES INC.
                           (NAME OF SUBJECT COMPANY)

                            SIMULATION SCIENCES INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  829213 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               CHARLES R. HARRIS
                            CHIEF EXECUTIVE OFFICER
                         601 VALENCIA AVENUE, SUITE 100
                             BREA, CALIFORNIA 92823
                                 (714) 579-0412
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

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                                   COPIES TO:
                             JEFFREY D. SAPER, ESQ.
                             BARRY E. TAYLOR, ESQ.
                             MARTIN W. KORMAN, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650)493-9300

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                                  INTRODUCTION


     This Amendment No. 4 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") filed by Simulation Sciences Inc. (the "Company") relating to an offer by S Acquisition Corp., a Delaware corporation ("Offeror") and an indirect wholly owned subsidiary of Siebe plc, a United Kingdom public limited company ("Parent" or "Siebe"), to purchase all of the Shares of Simulation Sciences Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined herein shall have the meaning assigned to them in the Schedule 14D-9.



     The information provided in the Schedule 14D-9 under "Item 8. Additional Information to be Furnished" is amended to include the information set forth below.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.


     Effective as of May 18, 1998, S Sub Corp. and Offeror entered into an Assignment and Assumption Agreement pursuant to which Offeror assigned to S Sub Corp. and S Sub Corp. assumed Offeror's rights and obligations to purchase Shares tendered pursuant to the Offer.



     On May 19, 1998 the Company issued a press release, a copy of which is attached hereto as Exhibit 99.22, announcing the completion of the Offer.




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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT
  NO.                               DESCRIPTION
-------                             -----------
99.1*       Form of Mutual Nondisclosure Agreement between Simulation
            Sciences Inc. and Siebe plc dated April 7, 1998.
99.2*       Press releases issued by the Company and Siebe plc on April
            15, 1998.
99.3*       Letter of Transmittal.
99.4*       Letter to Stockholders dated April 21, 1998 from Charles R.
            Harris, President and Chief Executive the Company.
99.5*       Opinion of Dain Rauscher Wessels, a division of Dain
            Rauscher Incorporated, dated April 15, 1998.
99.6*       Offer to Purchase dated April 21, 1997.
99.7*       Agreement and Plan of Merger dated as of April 15, 1998,
            among the Company, Siebe plc, S Acquisition Corp. and S Sub
            Corp.
99.8*       Stock Option Agreement dated as of April 15, 1998 between
            the Company and Siebe plc.
99.9*       Certificate of Incorporation of the Company, as amended to date.
99.10*      Certificate of Designations of Rights, Preferences and
            Privileges of Series A Participating Preferred Stock.
99.11*      The Bylaws of the Company.
99.12*      Form of Indemnification Agreement.
99.13*      Form of Separation Agreement.
99.14*      1994 Stock Option Plan and related agreements.
99.15*      1996 Stock Plan and related agreements.
99.16*      Employee Stock Purchase Plan for U.S. Employees and related agreements.
99.17*      Employee Stock Purchase Plan for Non-U.S. Employees and
            related agreements.
99.18*      Director Option Plan and related agreements.
99.19*      The Company's Information Statement pursuant to Section
            14(f) of the Exchange Act and Rule 14f-1 thereunder.
99.20*      Press release issued by the Company on May 7, 1998.
99.21*      Press release issued by the Company on May 7, 1998.
99.22       Press release issued by the Company on May 19, 1998.


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 *  Previously filed.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          SIMULATION SCIENCES INC.

                                          By:     /s/ CHARLES R. HARRIS

                                            ------------------------------------
                                                     Charles R. Harris
                                                  Chief Executive Officer


Dated: May 20, 1998


                                 EXHIBIT INDEX


EXHIBIT
  NO.                               DESCRIPTION
-------                             -----------
99.1*       Form of Mutual Nondisclosure Agreement between Simulation
            Sciences Inc. and Siebe plc dated April 7, 1998.
99.2*       Press releases issued by the Company and Siebe plc on April
            15, 1998.
99.3*       Letter of Transmittal.
99.4*       Letter to Stockholders dated April 21, 1998 from Charles R.
            Harris, President and Chief Executive the Company.
99.5*       Opinion of Dain Rauscher Wessels, a division of Dain
            Rauscher Incorporated, dated April 15, 1998.
99.6*       Offer to Purchase dated April 21, 1997.
99.7*       Agreement and Plan of Merger dated as of April 15, 1998,
            among the Company, Siebe plc, S Acquisition Corp. and S Sub
            Corp.
99.8*       Stock Option Agreement dated as of April 15, 1998 between
            the Company and Siebe plc.
99.9*       Certificate of Incorporation of the Company, as amended to date.
99.10*      Certificate of Designations of Rights, Preferences and
            Privileges of Series A Participating Preferred Stock.
99.11*      The Bylaws of the Company.
99.12*      Form of Indemnification Agreement.
99.13*      Form of Separation Agreement.
99.14*      1994 Stock Option Plan and related agreements.
99.15*      1996 Stock Plan and related agreements.
99.16*      Employee Stock Purchase Plan for U.S. Employees and related agreements.
99.17*      Employee Stock Purchase Plan for Non-U.S. Employees and
            related agreements.
99.18*      Director Option Plan and related agreements.
99.19*      The Company's Information Statement pursuant to Section
            14(f) of the Exchange Act and Rule 14f-1 thereunder.
99.20*      Press release issued by the Company on May 7, 1998.
99.21*      Press release issued by the Company on May 7, 1998.
99.22       Press release issued by the Company on May 19, 1998.


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 *  Previously filed.

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